News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Alpha Gold mobilises diamond drill to test new ground in the Kwanika Valley at Lustdust

COQUITLAM, BC, Sept. 17 /CNW/ - Alpha Gold Corp. (TSX-V: ALQ) today announced that permitting is underway for a 3000-metre diamond drilling program to commence this week on territory never before drilled, in the Kwanika Valley on the Company's 100%-owned Lustdust property in central B.C.

The drilling program will target an area approximately 50 metres from Alpha's eastern border with Serengeti Resources Inc.'s (TSX-V: SIR) Kwanika Project where that company has recently reported significant intersections from a series of holes lying approximately 100 metres away from Alpha Gold's property line (Serengeti press release dated July 31, 2008). This area lies approximately 2.5 km southeast of the heavily mineralized Canyon Creek Skarn.

Alpha Gold's targets are approximately 150 metres from Serengeti's K-96 hole and will test for continuity of gold-copper mineralization.

George Whatley, President and CEO of Alpha Gold explained, "Alpha Gold is in the enviable position not only to hold 100% interest in the multi-mineralized Lustdust Property but also to have the cash in hand that allows the Company to avoid the unsubstantiated dilution that so many other exploration companies have experienced when closing equity financings since spring 2008. We are ready and financed to proceed and react to new discoveries now and add value to Lustdust."

The Company's chief consulting geologist, Daryl J. Hanson, P.Eng., is the Company's "Qualified Person" under National Instrument 43-101 and is overseeing the exploration program.

About Alpha Gold Corporation

Alpha Gold is a mineral exploration company whose 100%-owned Lustdust Property is advantageously situated with nearby road and rail access in central British Columbia. Lustdust consists of 17 contiguous mineral claims covering 8,560 hectares and contains ten(10) known mineralized zones, including: the gold-copper-silver Canyon Creek Skarn(1) and Skarn Extension(2); Porphyry Molybdenum(3) zone; the Number 3(4), 4B(5), East(6) and GD(7) zones of base and precious metal rich sulphide manto; the Bralorne Takla Mercury Mine(8); the exploratory tunnels of the Takla Silver Mine(9) (BCMINFILE 093N009), a developed prospect that contains high grade gold-silver veins; and Carlin-style mineralization in the Valley(10) zone. Alpha Gold Corporation has approximately 36.8 million shares issued and outstanding, with approximately $4 million in cash on hand. Shares are listed on the TSX Venture Exchange under the symbol "ALQ".

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Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

%SEDAR: 00005818E

/For further information: George Whatley, President, Alpha Gold Corp., T: (604) 939-7943, E: alpha-gold(at)shaw.ca, www.alphagold.bc.ca; or Cathy Hume, CEO, CHF Investor Relations, T: (416) 868-1079 x231, E: cathy(at)chfir.com/
(ALQ.)

CO: Alpha Gold Corp.

CNW 08:45e 17-SEP-08